RECEIVED

Direct Line Direct Fax

BY REGISTERED POST

18 January 2008

Exemption No. 33-51010

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

08000437

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Joint Announcement on Delay in despatch of Response Document and Extension of Closing Date of the Mandatory Conditional General Offer

PROCESSED
JAN 30 2008
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/jc

CoSec\GO0708/announcement distribution - delay

SCMP Group Limited Morning Post Centre 22 Dai Fat Street Tai Po Industrial Estate New Territories Hong Kong
General Line 852 2680 8888 **Web site** www.scmp.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kerry Media Limited
(Incorporated in the British Virgin Islands with limited liability)

SCMP Group Limited
SCMP集團有限公司*
(Stock Code: 583)

JOINT ANNOUNCEMENT

Delay in despatch of Response Document
Extension of Closing Date of the Offer
relating to

MANDATORY CONDITIONAL GENERAL OFFER
by J.P. Morgan Securities (Asia Pacific) Limited
on behalf of Kerry Media Limited to
acquire all issued Shares in the share capital of
SCMP GROUP LIMITED
(other than those Shares already owned or agreed to be acquired
by Kerry Media Limited and other members of the Concert Group)

Financial Advisor to the Offeror

JPMorgan

J.P. Morgan Securities (Asia Pacific) Limited

An application has been made to the Securities and Futures Commission ("**SFC**") by the Company for an extension of time to despatch the Response Document (as defined below) by no later than 28 January 2008. Extension has been granted by the SFC to the Company for such application.

References are made to the joint announcement issued by SCMP Group Limited (the "**Company**") and Kerry Media Limited (the "**Offeror**") dated 19 December 2007 (the "**Joint Announcement**") and the offer document of the Offeror dated 4 January 2008 (the "**Offer Document**") in respect of the Offer. Capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement, unless otherwise specified.

Pursuant to Rule 8.4 of the Takeovers Code, the Company should despatch to its shareholders a response document containing, amongst other things, information on the Company, the letter from the board of the Company, and separate letters from the Independent Board Committee and Platinum in respect of the Offer (the "**Response Document**") within 14 days of the posting of the Offer Document, that is, on or before 18 January 2008.

In view that additional time is required for the finalization of the property valuation report (which is required to be incorporated into the Response Document) and the finalization of the Response Document, the Response Document would not be despatched on 18 January 2008. The Offeror had given consent to an extension of the earliest Closing Date (i.e. 1 February 2008, according to the "Expected Timetable" set out in the Offer Document), by the number of days in respect of which the delay in the despatch of the Response Document is agreed, to 11 February 2008. An application has been made to the SFC by the Company for an extension of the time to despatch the Response Document by no later than 28 January 2008 and extension has been granted by the SFC for such application.

REVISED EXPECTED TIMETABLE

Despatch date of the Offer Document ....Friday, 4 January 2008

Despatch date of the Response Document *(Note 1)* .... on or before Monday, 28 January 2008

Latest time for acceptance of the Offer on the earliest Closing Date *(Note 2)* ....4:00 p.m. on Monday, 11 February 2008

Earliest Closing Date of the Offer *(Note 2)* .... Monday, 11 February 2008

Announcement of the results of the Offer as at the earliest Closing Date to be posted on the Stock Exchange's website .... by 7:00 p.m. on Monday, 11 February 2008

Latest date for posting of remittances for the amounts due in respect of valid acceptances received under the Offer on or before 4:00 p.m. on the earliest Closing Date *(Note 3)* .... Thursday, 21 February 2008

Latest time by which the Offer can become or be declared unconditional as to acceptances *(Note 4)* ....by 7:00 p.m. on Friday, 14 March 2008

Notes:

1 In accordance with the Takeovers Code, the Company is required to post the Response Document to holders of Shares within 14 days from the posting of the Offer Document, unless the Executive consents to a later date and the Offeror agrees to extend the Closing Date. The Company has received consent from the Executive, and agreed with the Offeror, to despatch the Response Document on or before 28 January 2008.

2 In accordance with the Takeovers Code, where the Response Document is posted after the date on which the Offer Document is posted, the Offer must remain open for acceptance for at least 28 days following the date on which the Offer Document is posted, and where a period laid down by the Takeovers Code ends on a day which is not a Business Day, the period is extended until the next Business Day. Pursuant to Rule 8.4 of the Takeovers Code, such date is extended by the number of days in respect of which the delay in the posting of the Response Document is agreed. Accordingly, if the Offer becomes unconditional, it will close at 4:00 p.m. on Monday, 11 February 2008 (or such other time(s) and/or date(s) as the Offeror may determine and announce in accordance with the Takeovers Code). Where the Offer has become or is declared unconditional as to acceptances, it shall remain open for acceptances for not less than 14 days thereafter.

3 Remittances in respect of the cash consideration payable for the Shares tendered under the Offer will be posted by ordinary post to any Shareholder accepting the Offer at his/her/its own risks as soon as practicable, but in any event within 10 days from the later of the date on which the Offer becomes, or is declared, unconditional and the date of receipt of a duly completed Form of Acceptance and all relevant documents by the Registrar from such Shareholder accepting the Offer.

4 In accordance with the Takeovers Code, except with the consent of the Executive, the Offer may not become, or be declared, unconditional as to acceptances after 7:00 p.m. on, the day which is the 60th day after the day the Offer Document was posted (i.e. 4 March 2008). Pursuant to Rule 8.4 of the Takeovers Code, such date is extended by the number of days in respect of which the delay in the despatch of the Response Document is agreed. Hence, the latest time by which the Offer can become or can be declared unconditional as to acceptances is extended to 14 March 2008.

Acceptance of the Offer shall be irrevocable and not capable of being withdrawn except as permitted under the Takeovers Code.

Unless otherwise expressly stated, all time references contained in this announcement refer to Hong Kong time.

By the Order of the Board of the Offeror
Ms. Olivia Fan Oi Ping
Company Secretary
Hong Kong

By the Order of the Board of the Company
Ms. Vera Leung
Company Secretary
Hong Kong

Hong Kong, 17 January 2008

As at the date of this announcement, the directors of the Offeror are Mr. Kuok Khoon Chen, Mr. Lee Yong Sun, Ms. Lei Rong, Ms. Teo Ching Leun and Ms. Olivia Fan Oi Ping.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement in relation to the Offeror and other members of the Concert Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions in relation to the Offeror and other members of the Concert Group expressed in this announcement have been arrived at after due and careful consideration and there are no other facts in relation to the Offeror and other members of the Concert Group not contained in this announcement the omission of which would make any statement in this announcement misleading.

As at the date of this announcement, the board of directors of the Company comprises two executive Directors, namely Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong; three non-executive Directors, Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang; and four independent non-executive Directors, namely The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information (other than that relating to the Offeror and other members of the Concert Group) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions (other than in relation to the Offeror and other members of the Concert Group) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Offeror and other members of the Concert Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

"Please also refer to the published version of this announcement in South China Morning Post"

END